Filed by: Diamond Foods, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Diamond Walnut Growers, Inc.
Filing: Registration Statement on Form S-4
Registration No. 333-123574
Date: July 7, 2005

     A copy of a letter to be sent to members of Diamond Walnut Growers, Inc. is being filed as Appendix A to this filing. Appendix A is incorporated herein by reference.

Appendix A

July 7, 2005

Dear Diamond Grower:

We are currently anticipating that the 2005 harvest will produce the largest walnut crop in California walnut industry history. As we prepare for the new crop, it is critical to complete and submit your walnut purchase agreement by August 1, 2005 so that marketing and processing plans for the upcoming harvest can be finalized. If you have not returned your walnut purchase agreement, please complete, sign and return it at your earliest convenience.

In the upper right hand corner of the purchase agreement you received in the mail you will find the expiration date for the initial term of your new agreement if you do not select an additional 3, 5, or 10 year extension. If you wish to enter into the agreement only for its remaining term, do not check any of the boxed options of 3, 5 or 10 years. If you have any questions related to the walnut purchase agreement, please feel free to contact your field representative or our grower accounting representatives. Their contact information is listed below for your convenience.

The 2005 grower delivery guidelines will be sent to you next week. This provides information on delivery procedures and various grading attributes, which uses the same premium and bonus schedules as in the prior year.

Diamond’s policy of using market-generated premiums and bonuses will continue for the 2005 crop. Variety bonuses for key shelling varieties such as Chandler, Howard, Tulare, Serr and Sunland, and inshell qualifications for Hartley, Vina, Payne and Ashley, as well as other quality premiums such as shelling bonuses for low off-grade deliveries, will be available on the 2005 crop as well.

Again, thank you for your support of the company and your commitment to its ongoing success. We at Diamond extend our best wishes for a successful and productive walnut season. Please watch for the delivery guidelines in next week’s mail and use it as a resource throughout harvest.

Sincerely,

Sam Keiper
Vice President Grower Relations
And Corporate Affairs

Eric Heidman	Sr. Manager Field Operations	(209) 483-3615
Tom Burlando	San Joaquin & Contra Costa Counties	(209) 482-3842
Matt Needham	Stanislaus County	(209) 351-1907
Richard Reese	East/South San Joaquin Valley	(559) 259-6716
Gene Manhire	West/South San Joaquin & Coast Regions	(559) 730-1959
Steve Wulfert	Sacramento Valley	(530) 521-3435
Carla Mize	Grower Accounting	(209) 467-6218
Grace Denny	Grower Accounting	(209) 467-6217

The conversion was approved by members of Diamond Growers at a special meeting held on July 1, 2005. Diamond Foods, Inc. has filed with the Securities and Exchange Commission a registration statement on Form S-4 relating to the conversion. Members of Diamond Growers are urged to read the registration statement and the accompanying documents. These documents contain important information about the conversion and are available for free on the SEC web site at www.sec.gov.